NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES

RED WHITE & BLOOM BRANDS PROVIDES CORPORATE UPDATE

Toronto, Ontario, June 8, 2020 – Red White & Bloom Brands Inc. (CSE: RWB and OTC: TDRYD) (“RWB” or the “Company”) is pleased to advise on April 28, 2020, it completed its go public transaction by way of a reverse takeover of Tidal Royalty Corp. (“Tidal”), and on June 5, 2020 it commenced trading on the Canadian Securities Exchange (the “CSE”) under the symbol RWB and on the OTC under the symbol TDRYD (the “Transaction”).

In connection with the Transaction, certain shareholders, including management and founders of the Company, entered into voluntary escrow and/or escrow and leak out agreements totaling 36,844,823 Common shares and 3,200,000 Options to purchase Common shares. Additionally, 108,726,349 Series II Preferred shares and Options to acquire 7,401,429 Series II Preferred shares are restricted for 7 months. Lastly, RWB’s Michigan investee shareholders have agreed to participate in a voluntary share escrow agreement for the shares to be issued in connection with the closing of the acquisition. Collectively these agreements mean that over 70% of the fully diluted shares of the Company are in some form of escrow, lockup or subject to a trading restriction. Additional details of the Transaction can be found in the press release issued on April 28, 2020 and in the Listing Statement posted on the Company’s disclosure hall with the CSE .

RWB’s U.S. footprint currently spans Illinois and Massachusetts through its investee, Michigan (see below). With a combined cultivation footprint of over 4,000,000 sf, 600 employees and 22 individual facilities, RWB’s mandate is to operate at scale in select states that provide the greatest return for our partners and shareholders.

Michigan:

RWB has advanced in excess of US$75 million to its investee in Michigan. The Company does not report the financial performance of the investee in its financials, as it has not yet exercised its irrevocable option to acquire 100% ownership of the investee. The Company intends to exercise this option, subject to the successful completion of RWB’s licensing to operate within the state of Michigan; which application is in process now.

The Michigan investee currently holds numerous licenses within Michigan covering the entire cannabis value chain; they are strategically located throughout the state to service the majority of its 10 million residents. The investee currently owns the assets of 18 dispensaries (referred to as provisioning centers in Michigan), 10 of these operating dispensaries have achieved approximately US$70 million in trailing revenues1 over the last 12 months. The remaining 8 dispensaries are at various stages of development, are expected to open in calendar 2020 and be accretive to the current revenue run-rate. With the COVID-19 pandemic and state shelter in place orders taking effect, the investee was able to quickly pivot the business to include delivery and curb-side pick-up and within days saw an actual increase in revenue from the stores while providing a safe environment with appropriate social distancing and health and safety procedures in place for its employees and customers.

1 Revenues are based on management prepared statements and have not been audited.

RWB’s Michigan Investee is vertically integrated with two operational indoor cultivation facilities, an outdoor cultivation facility, and various additional cultivation and manufacturing locations coming on stream to increase their margins and meet their demands for 2020 and beyond.

In addition, RWB entered into a definitive agreement as announced on June 5, 2020, with High Times® to acquire the rights to exclusively brand both medical and recreational dispensaries and cannabis products within the States of Michigan, Illinois and Florida. RWB plans to sub-license its rights to its investee in Michigan, subject to regulatory approval and closing of the High Times® transaction.

Illinois:

RWB’s Illinois subsidiaries own and operate America’s largest indoor CBD cultivation facility which is 3,600,000 sf and sits on 236 prime agricultural acres in Putnam County, IL.

The facility is focused on producing high grade cannabinoids, complete with Certificate of Origin documentation, on a year-round, consistent basis. The facility was formerly a premier producer in the floricultural market for America’s big box national chains and has maintained the relationships and certifications to continue those business relationships for consideration of our national CBD product strategy. The facility has also secured various distributors, purchase orders and supply/off-take agreements for premium whole flower within the United States and CBD distillate internationally with an estimated value of over US$20 million.

Massachusetts:

RWB’s Massachusetts assets were developed initially by Tidal and now form part of the assets of the Company as a result of closing the Transaction. These assets consist of 3 cannabis licenses; 2 of which are for cultivation and 1 is for processing, and 2.8 acres of development land. RWB is looking at a number of strategic options for these assets for 2020.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on major markets in the United States, including Michigan, Illinois, Massachusetts, California, and Florida in respect to cannabis and the entire US for legal hemp CBD based products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Red White & Bloom’s business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Red White & Bloom’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to Red White & Bloom’s proposed business, such as failure of the business strategy and government regulation; risks related to Red White & Bloom’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Red White & Bloom and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.